For Immediate Release                 For Investor Inquires,
contact:
July 23, 1998                         Thomas K. Peck
98-08                                 317/574-3512

                                      For Media Inquires, contact:
                                      Donna H. Coppinger
                                      317/574-3518

        DUKE REALTY INVESTMENTS ANNOUNCES SHAREHOLDER RIGHTS PLAN

    INDIANAPOLIS - Duke Realty Investments, Inc. (DRE/NYSE) announced today that its Board of Directors unanimously approved the adoption of a shareholder rights plan. Under the plan, each holder of common stock of Duke will receive a dividend distribution of one right for each share of common stock held as of the close of business on August 3, 1998. Upon the occurrence of certain triggering events, the rights would entitle the holders to acquire additional stock. The rights are not being distributed in response to any effort to acquire control of the Company and the Board of Directors of Duke is not aware of any such effort. Further details of the rights plan will be mailed to all shareholders of record.

    Duke Realty Investments is a fully integrated real estate company that owns interests in a diversified portfolio of 449 industrial, office and retail properties encompassing approximately 53 million square feet. These properties are primarily located in eight Midwestern cities. Duke Realty also owns more than 1,800 acres of land for future development and provides leasing, management, development, construction and other tenant-related services for its own properties and for 7.8 million square feet of properties owned by third parties.